Form of Tax Opinion

[______], 2026

Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

RE:	AGREEMENT AND PLAN OF REORGANIZATION AND TERMINATION (THE “AGREEMENT”), DATED AS OF [_______], 2026, BY AND AMONG ULTIMUS MANAGERS TRUST, AN OHIO BUSINESS TRUST (THE “TRUST”), ON BEHALF OF ITS SERIES, THE LYRICAL INTERNATIONAL VALUE EQUITY FUND (THE “TARGET FUND”), AND THE TRUST, ON BEHALF OF ITS SERIES, THE LYRICAL INTERNATIONAL VALUE EQUITY ETF (THE “ACQUIRING FUND”), AND, SOLELY WITH RESPECT TO SECTIONS 4.4, 8.8, 9.1, AND 9.2 THEREOF, LYRICAL ASSET MANAGEMENT LP (THE “ADVISER”)

Ladies and Gentlemen:

You have requested our opinion with respect to certain of the federal income tax consequences of a proposed transaction consisting of: (i) the transfer of all of the assets of the Target Fund (the “Acquired Assets”) in exchange solely for shares of beneficial interest of the Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund (the “Liabilities”); and (ii) the distribution of the Acquiring Fund Shares to the shareholders of the Target Fund in exchange for their shares of beneficial interest of the Target Fund (“Target Fund Shares”) in complete liquidation of the Target Fund, all upon the terms and conditions set forth in the Agreement. The Agreement and the transactions contemplated thereunder with respect to the Target Fund and the Acquiring Fund are hereinafter called the “Reorganization”. The Acquiring Fund is a newly organized series of the Trust that has not commenced operations and will not do so until the date of the Reorganization. Pursuant to the Agreement and prior to the Effective Time, the Target Fund will (i) convert all issued and outstanding Investor Class Shares into Institutional Class Shares of the Target Fund (the “Share Class Consolidation”); (ii) redeem any fractional Target Fund Shares at NAV in exchange for a cash payment in lieu thereof; and (iii) liquidate with cash any Target Fund Shares held through accounts that are not permitted to hold Acquiring Fund Shares. Any reference to Target Fund Shares herein is a reference to Institutional Class Shares issued and outstanding after the Share Class Consolidation. Unless otherwise defined herein, capitalized terms shall have the meanings ascribed to them in the Agreement.

In rendering our opinion, we have reviewed and relied upon: (i) the Agreement; (ii) the Combined Prospectus/Information Statement (Form N-14) filed with the Securities and Exchange Commission in connection with the Reorganization (the “Registration Statement”); (iii) certain representations concerning the Reorganization made to us by the Trust, on behalf of the Target Fund and the Acquiring Fund, in a letter of even date herewith (the “Representation Letter”); (iv) all other documents, financial and other reports which we deemed relevant or appropriate; and (v) the Code,1 applicable Treasury Department regulations in effect as of the date hereof, current

1 All references to the “Code” are to the Internal Revenue Code of 1986, as amended.

published administrative positions of the Internal Revenue Service (the “IRS”) contained in revenue rulings and procedures, and such other statutes, regulations, rulings and decisions as we deemed material to the preparation of this opinion letter. For purposes of this opinion, we have assumed that the representations and warranties set forth in the Agreement and the representations made in the Representation Letter are true and correct and that the conditions to the parties’ obligations under the Agreement will be satisfied and the parties will comply with their respective covenants thereunder. In rendering our opinion, we have relied on the representations and warranties in the Agreement and the representations in the Representation Letter. To the extent that any of the representations or warranties in the Agreement or any of the representations in the Representation Letter are inaccurate, the conclusions set forth herein may also become inaccurate, or may no longer apply.

In formulating our opinion, we have examined originals or copies, identified to our satisfaction, of documents and other instruments that we have deemed necessary or appropriate for purposes of this opinion. In performing such examination, we have assumed the authenticity of all documents submitted to us as copies, the authenticity of the originals of such latter documents, the genuineness of all signatures and the correctness of all representations made therein. We cannot and do not represent that we checked the accuracy or completeness of, or otherwise independently verified, any of the various statements of fact contained in such documents and in documents incorporated by reference therein. We have further assumed that there are no agreements or understandings contemplated therein other than those contained in such documents.

Based upon the foregoing, it is our opinion for federal income tax purposes that, with respect to the Target Fund and the Acquiring Fund, subject to the limitations set forth herein:

(a)       The Acquiring Fund’s acquisition of the Acquired Assets in exchange solely for the Acquiring Fund Shares and its assumption of the Liabilities of the Target Fund, followed by the Target Fund’s distribution of the Acquiring Fund Shares pro rata to the Target Fund shareholders (actually or constructively) in exchange for their Target Fund Shares in complete liquidation of the Target Fund, will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and each of the Target Fund and the Acquiring Fund will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

(b)       Under Sections 361 and 357(a) of the Code, no gain or loss will be recognized by the Target Fund upon the transfer of all the Acquired Assets to the Acquiring Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all the Liabilities of the Target Fund, or upon the distribution of the Acquiring Fund Shares to the Target Fund shareholders in exchange for their Target Fund Shares.

(c)       Under Section 1032(a) of the Code, no gain or loss will be recognized by the Acquiring Fund upon the receipt of all the Acquired Assets solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all the Liabilities of the Target Fund as part of the Reorganization.

(d)       Under Section 362(b) of the Code, the Acquiring Fund’s adjusted basis in each of the Acquired Assets will be the same as the adjusted basis of such Acquired Assets to the Target Fund immediately prior to the Reorganization.

(e)       Under Section 1223(2) of the Code, the holding period of each of the Acquired Assets in the hands of the Acquiring Fund will include the period during which the Acquired Assets were held by the Target Fund (except where the Acquiring Fund’s investment activities have the effect of reducing or eliminating an Acquired Asset’s holding period).

(f)       Under Section 354(a)(1) of the Code, no gain or loss will be recognized by the Target Fund shareholders upon the exchange of their Target Fund Shares for Acquiring Fund Shares in complete liquidation of the Target Fund pursuant to the Reorganization, except with respect to any cash received by Target Fund shareholders on or prior to the Reorganization in connection with (i) the redemption of fractional Target Fund Shares, and (ii) the liquidation of Target Fund Shares held through accounts that are not permitted to hold Acquiring Fund Shares.

(g)       Under Section 358(a)(1) of the Code, the aggregate adjusted basis of the Acquiring Fund Shares received by each Target Fund shareholder in the Reorganization will be the same as the aggregate adjusted basis of the Target Fund Shares held by such Target Fund shareholder immediately prior to the Reorganization reduced by any amount of adjusted basis allocable to (i) fractional Target Fund Shares for which cash is received or (ii) Target Fund Shares held through accounts that are not permitted to hold Acquiring Fund Shares.

(h)       Under Section 1223(1) of the Code, the holding period of the Acquiring Fund Shares received by each Target Fund shareholder in the Reorganization will include the period during which the Target Fund Shares exchanged therefor were held by such shareholder (provided that the Target Fund Shares were held as capital assets on the date of the Reorganization).

(i)       The Acquiring Fund will succeed to and take into account the items of the Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder. In particular, under Treasury Regulations § 1.381(b)-1(a)(2), the Acquiring Fund will be treated for purposes of section 381 of the Code just as the Target Fund would have been treated if there had been no Reorganization, the tax attributes of the Target Fund enumerated in Section 381(c) of the Code shall be taken into account by the Acquiring Fund as if there had been no Reorganization, and the taxable year of the Target Fund will not end on the date of the Reorganization merely because of the Closing of the Reorganization.

This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. Our opinions represent our best legal judgment as to the matters addressed herein, but are not binding upon the IRS or the courts, and there is no guarantee that the IRS will not assert positions contrary to the ones taken in this opinion. We disclaim any obligation to make any continuing analysis of the facts or relevant law following the date of this opinion letter.

Our opinions are provided solely to you as a legal opinion only, and not as a guaranty or warranty, and are limited to the specific transactions and matters described above. No opinion may be implied or inferred beyond what is expressly stated in this letter. We express no opinion with respect to any matter not specifically addressed by the foregoing opinions. By way of illustration, and without limitation of the foregoing, we express no opinion regarding: (1) whether either the Target Fund or the Acquiring Fund qualifies or will qualify as a regulated investment company; (2) the federal income tax consequences of the payment of Reorganization expenses by the Adviser, except in relation to the qualification of the Reorganization as a reorganization under Section 368(a)(1) of the Code; (3) whether any federal income tax will be imposed or required to be withheld under the Foreign Investment in Real Property Tax Act of 1980, as amended, with respect to any Target Fund shareholder that is a foreign person; (4) the effect of the Reorganization on the Target Fund with respect to any transferred asset as to which unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting (including under Section 1256 of the Code); (5) the effect of a Reorganization on any Target Fund shareholder that is required to recognize unrealized gains or losses for federal income tax purposes under a mark-to-market system of accounting; (6) whether accrued market discount, if any, on any market discount bonds held by the Target Fund will be required to be recognized as ordinary income under Section 1276 of the Code as a result of the Reorganization; (7) whether any gain or loss will be required to be recognized with respect to any Acquired Asset that constitutes stock in a passive foreign investment company (within the meaning of Section 1297(a) of the Code); (8) any tax consequences (to the Acquiring Fund, the Target Fund, the Target Fund Shareholders or any other person) related to the Share Class Consolidation; and (9) any state, local, or foreign tax consequences of the Reorganization.

Our opinions are being rendered to the Trust and its Board of Trustees and may be relied upon only by the Trust and its Board of Trustees and by the shareholders of the Target Fund, it being understood that we are not thereby establishing any attorney-client relationship with any shareholder of the Target Fund. The Trust, the Target Fund, the Acquiring Fund and the shareholders of the Target Fund and the Acquiring Fund are free to disclose the tax treatment or tax structure of any of the transactions described herein.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name and to any reference to our firm in the Registration Statement. In giving such consent, we do not hereby admit that we are within the category of person whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,